UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 7, Fragoklisias Street, 2nd Floor Maroussi 151 25 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated February 22, 2011: Star Bulk Carriers Corp. Reports Financial Results for the Fourth Quarter and Year Ended December 31, 2010 and Declares Quarterly Dividend of $0.05 Per Share.

This report on Form 6-K, except for the sections entitled "Spyros Capralos, President and CEO of Star Bulk commented," and “George Syllantavos, Chief Financial Officer of Star Bulk commented,” is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-153304) that was filed with the U.S. Securities and Exchange Commission ("Commission") with an effective date of November 3, 2008, and the Company's registration statement on Form F-3 (File No. 333-156843) that was filed with the Commission with an effective date of February 12, 2009.

Exhibit 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2010

AND DECLARES QUARTERLY DIVIDEND OF $0.05 PER SHARE

ATHENS, GREECE, February 22, 2011 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK),a global shipping company focusing on the transportation of dry bulk cargoes, today announced that its Board of Directors declared a cash dividend of $0.05 per outstanding share of the Company's common stock for the three months ended December 31, 2010. The dividend is payable on or about March 10, 2011, to shareholders of record as of March 4, 2011. The Company also announced today its unaudited financial and operating results for the fourth quarter and for the year ended December 31, 2010.

Spyros Capralos, President and CEO of Star Bulk commented: “Our strong fourth quarter 2010 results of $0.38 per share excluding non-cash items were above Street estimates capping a solid financial year for our Company despite the volatile markets. A great part of our EPS is due to proceeds generated by a cash claim settlement related to the Star Ypsilon. While we recognize this as an extraordinary item in the sense that we do not expect similar settlement proceeds on a quarterly basis, we have to emphasize that these proceeds were added to the Company’s cash reserves, further strengthening our balance sheet and increasing our net asset value. During the fourth quarter of 2010, we achieved an average Time Charter Equivalent rate of $26,644 per day, almost a 16% increase over the same period 2009, while reducing our operating costs by 10% compared to the fourth quarter of 2009 and by improving fleet utilization to 99.1%. In addition, we are pleased that our solid financial position enables us to continue rewarding shareholders with a quarterly dividend by declaring a $0.05 dividend for the fourth quarter 2010.

During 2010, the Company was able to achieve a number of important goals including the successful implementation of our operating cost reduction efforts and pursuing organic fleet expansion while renewing our fleet. In this context we acquired two new building Capesize vessels, which we will take delivery of in the fourth quarter 2011, and we replaced an older Capesize vessel with the younger Star Aurora, effectively bringing our fleet’s total carrying capacity to 1,287,686 deadweight tons. Worth mentioning is the fact that while we have managed to grow our fleet, we have not increased our headcount. The average age of our fleet excluding our two newbuildings currently stands at around 10.5 years. Equally important is the continued support of our growth plans by our senior lenders. In this context we recently announced that we signed commitment letters with a major European bank for senior debt financing for both Capesize new building vessels, for up to 65% of the vessels' price at favorable financing cost and terms.

At the appropriate time, we expect to secure period time-charter employment for the Star Cosmo and Star Omicron currently operating in the spot market and the one Capesize new building currently unfixed. We are in constant communication with quality counterparties about securing employment for the vessels with time charters that expire within 2011.

While we remain cautious about the effect of the oversupply in the dry bulk sector as well as softer freight rates, we are convinced that our company will navigate safely through any future challenges, taking advantage of the opportunities that are bound to arise.

George Syllantavos, Chief Financial Officer of Star Bulk commented: “Our strong financial position enabled us to continue growing our Company and rewarding shareholders with a meaningful dividend while comfortably satisfying all of our original debt covenants. The company’s debt repayment schedule has successfully passed the initial front-loaded period and will decrease from $68 million paid in 2010 to $34 million in 2011, $32 million in 2012 and $31 million in 2013, even though we have added two newbuilding and one secondhand capesizes to our fleet. Currently, our total contracted revenue stands at approximately $195 million.

Further, our cost efficient in-house management has produced tangible results as we realized a 26% decrease in our vessel operating expenses for the entire year ended December 31, 2010 compared to year 2009.  I want to add that we have enjoyed the full benefit of the prevailing low interest rates, by successfully resistingthe exposure to interest rate swaps that has adversely burdened other shipping companies.

Fleet Profile (As of February 22, 2011)

VesselName	Type	DWT	YearBuilt

Star Aurora	Capesize	171,199	2000
Star Sigma	Capesize	184,403	1991
Star Ypsilon	Capesize	150,940	1991
Star Cosmo	Supramax	52,247	2005
Star Delta	Supramax	52,434	2000
Star Epsilon	Supramax	52,402	2001
Star Gamma	Supramax	53,098	2002
Star Kappa	Supramax	52,055	2001
Star Omicron	Supramax	53,489	2005
Star Theta	Supramax	52,425	2003
Star Zeta	Supramax	52,994	2003

Newbuildings
VesselName	Type	DWT	Delivery Date
Star Bulk TBN	Capesize	180,000	Sept-2011
Star Bulk TBN	Capesize	180,000	Nov-2011
Total	13	1,287,686

Fourth Quarter 2010 and 2009 Results

For the fourth quarter 2010, total revenues amounted to $31.9 million compared to $31.2 million for the fourth quarter 2009, despite the decrease in the average number of vessels to 11.0 for the fourth quarter 2010 from 11.8 for the fourth quarter 2009. This increase was mainly due to higher average TCE rates, a non-US GAAP measure representing time charter equivalent daily cash rates earned from chartering of the Company’s vessels, during the fourth quarter 2010 as compared to the fourth quarter 2009. During the fourth quarter 2010 the Company earned $26,644 TCE rate per day as compared to $23,012 TCE rate per day for the fourth quarter 2009. Operating income amounted to $22.0 million for the fourth quarter 2010 compared to an operating loss of $2.8 million for the fourth quarter 2009. This increase was mainly due to other operating income that amounted to $21.6 million arising from a claim settlementrelated to the early termination of the time charter of the vessel Star Ypsilon that occurred in July 2009.Net income for the fourth quarter 2010 amounted to $20.7 million or $0.33 earnings per share calculated on 62,167,272 and 62,682,939 weighted average number of shares, basic and diluted, respectively. Net loss for the fourth quarter 2009 amounted to $4.6 million or $0.07 loss per basic and diluted shares calculated on 61,049,760 weighted average numbers of basic and diluted shares.

The fourth quarter 2010 net income figure includes the following non-cash items:

•

Revenue of $0.3 million representing amortization of fair value of below market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•

Expenses of $3.4 million relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees.

✓

Excluding these items, net income for the fourth quarter of 2010 would amount to $23.8 million or $0.38 earnings per basic and diluted share.

The fourth quarter 2009 net loss figure includes the following non-cash items:

•

Net revenue of $0.3 million representing amortization of fair value of below/above market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•

A loss of $0.9 million associated with a loss on the time charter agreement termination which relates to the write-off of unamortized fair value of an above-market acquired time charter on a vessel due to an early redelivery date.

•

Expenses of $0.1 million relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees.

•

An unrealized gain of $0.3 million associated with the mark-to-market valuation of the Company's derivatives.

✓

Excluding these items, net loss for the fourth quarter of 2009 would amount to $4.2 million or $0.07 loss per basic and diluted share.

Adjusted EBITDA for the fourth quarter 2010 and 2009 was $37.3 million and $10.7 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

An average of 11.0 and 11.8 vessels were owned and operated during the fourth quarter 2010 and 2009, respectively, earning an average Time Charter Equivalent, (‘TCE”) rate of $26,644 per day and $23,012 per day, respectively.  We refer you to the information under the heading “Summary of Selected Data” later in this earnings release for further information regarding our calculation of TCE rates.

Vessel operating expenses decreased approximately 10% to $6.1 million for the fourth quarter 2010 compared to $6.8million for the same period last year.  The decrease is mainly due to a more cost efficient in-house management of the vessels which was fully implemented during the first quarter of 2010 and due to the decrease in the number of vessels that operated during the fourth quarter of 2010 compared to the fourth quarter of 2009.

Depreciation expense decreased to $12.2 million for the fourth quarter 2010 from $13.1million for the fourth quarter 2009. The decrease in depreciation expense was due to the fact that our fleet was reduced from an average of 11.8 vessels during the fourth quarter 2009, to an average of 11.0 during the fourth quarter 2010.

General and administrative expenses increased to $6.3 million for the fourth quarter 2010 from $2.4 million for the fourth quarter 2009, respectively.  This increase is mainly due to increased stock-based compensation expenses.

Year ended December 31, 2010 and 2009 Results

For the year ended December 31, 2010, total revenues amounted to $121.0 million compared to $142.4 million for the same period of 2009. This decrease is mainly due to lower average TCE rates, a non-US GAAP measure representing time charter equivalent daily cash rates earned from chartering of the Company’s vessels, during the year ended December 2010 as compared to the year ended December 31, 2009. During the year ended December 31, 2010 the Company earned $26,859 TCE rate per day as compared to $29,450 TCE rate per day for the year ended December 31, 2009. Furthermore the number of vessels operated decreased from 12.0 in 2009 to 10.8 in 2010. In addition, the Company recorded lower revenue of $4.3 million associated with the amortization of fair value of below market acquired time charters, attached to vessels acquired, over the remaining period of the time charters. Operating income amounted to $0.3 million for the year ended December 31, 2010 compared to operating loss of $49.3 million for same period of 2009. This increase was mainly due to other operating income that amounted to $26.6 million partly arising from a claim settlement related to the early termination of the time charter of the vessel Star Ypsilon that occurred in July 2009 and the Company’s sale of a 45% interest in the future proceeds related to the settlement of several commercial claims amounting to $5 million. Net loss for the year ended December 31, 2010 amounted to $5.1 million representing $0.08 loss per basic and diluted share calculated on 61,489,162 weighted average number of basic and diluted shares. Net loss for the year ended December 31, 2009 amounted to $58.4 million representing $0.96 loss per share calculated on 60,873,421 weighted average number of shares, basic and diluted.

The year ended December 31, 2010net loss figure includes the following non-cash items:

•

Impairment loss of $34.7 million in connection with the sale of the vessel Star Beta.

•

An increase in revenue of $1.4 million representing amortization of fair value of below market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•

Expenses of $6.5 million relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees.

•

An unrealized loss of $0.3 million associated with the mark-to-market valuation of the Company's derivatives.

•

A bad debt expense of $2.1 million associated with a write-off of a Charterer’s balance.

✓

Excluding these items, net income for the year ended December 31, 2010 would amount to $37.1 million or $0.60 earnings per basic and diluted share.

The year ended December 31, 2009 net loss figure includes the following non-cash items:

•

Impairment loss of $75.2 million in connection with the sale of the vessel Star Alpha.

•

Net revenue of $5.7 million representing amortization of fair value of below/above market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•

Expenses of $1.8 million relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees.

✓

Excluding these items, net income for the year ended December 31, 2009 would amount to $12.9 million or $0.21 earnings per basic and diluted share.

Adjusted EBITDA for year ended December 31, 2010 and 2009 was $89.5 million and $80.4 million respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activitiesis set forth below.

An average of 10.8 and 12.0 vessels were owned and operated during the year ended December 31, 2010 and 2009, respectively, earning an average TCE rate of $26,859 and $29,450 per day, respectively.  We refer you to the information under the heading “Summary of Selected Data” later in this earnings release for further information regarding our calculation of TCE rates.

Vessel operating expenses decreased approximately 26% to $22.2 million for the year ended December 31, 2010 compared to $30.2 million for the same period last year.  The decreaseis mainly due to a more cost efficient in-house management which was fully implemented during the year ended December 31, 2010 and the decrease in the number of vessels that operated during year ended December 31, 2010 comparedto the same period of 2009.

Depreciation expense decreased to $46.9 million for the year ended December 31, 2010 from $58.3 million for the same period last year. The decrease in depreciation expense was due to the fact that our fleet was reduced from an average of 12.0 vessels during the year ended December 31, 2009, to an average of 10.8 during the same period this year. Furthermore, depreciation expense was further reduced due to the reclassification of the vessel Star Beta during the first quarter of 2010 as an asset held for sale.

General and administrative expenses increased to $15.4 million for year ended December 31, 2010 from $8.7 million the same period of 2009, respectively.  This increase is mainly due to higher professional fees and increased stock-based compensation expenses.

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities for the year ended December 31, 2010 and 2009, was $87.9 million and $65.8 million, respectively.  Cash flows generated by the operation of our fleet decreased due to a lower average number of vessels to 10.8 for the year ended December 31, 2010 compared to 12.0 for the year ended December 31, 2009 and lower average TCE rates, (a non-US GAAP measure representing time charter equivalent daily cash rates earned from chartering of the Company’s vessels) as a result of the decline in the Drybulk vessel shipping industry. During the year ended December 31, 2010 the Company earned $26,859 TCE rate per day as compared to $29,450 TCE rate per day for the year ended December 31, 2009. However there was anincrease in cash provided by operating activities for the year ended December 31, 2010 which was mainly due to $ 21.6 million in cash collected arising from the Star Ypsilon claim settled in 2010 and the Company’s sale of a 45% interest in the future proceeds related to the settlement of several commercial claims for $5 million.  Furthermore, vessel operating expenses decreased by approximately 26% for the year ended December 31, 2010 mostly due to a more efficient in-house management and operation of a smaller fleet.

Net cash used in investing activities for the year ended December 31, 2010 and 2009 was $60.2 million and $1.4 million, respectively.  Net cash used in investing activities for the year ended December 31, 2010, was primarily due to additions to vessel cost mainly related to the acquisition of the vessel Star Aurora amounting to $44.1 million plus installments related to the Company’s two newbuildings amounting to $43.5 million in aggregate and offset by a net decrease in restricted cash amounting to $7.0 million and by the proceeds from the sale of Star Beta amounting to $20.3 million. Net cash used in investing activities for the year ended December 31, 2009, was primarily a result of the proceeds from the sale of vessel Star Alpha amounting to $19.1 million offset by an increase in restricted cash of $20.5 million relating to the waivers obtained for existing loan agreements.

Net cash used infinancing activities for the year ended December 31, 2010 and 2009 was $55.1 millionand $53.8 million respectively. For the year ended December 31, 2010, net cash used in financing activities consisted of loan installment payments amounting to $68.4 million, cash dividend payments of $12.4 million and financing fees amounting $0.3 million offset by proceeds from new loans related to the acquisition of Star Aurora amounting to $26.0 million. For the year ended December 31, 2009, net cash used in financing activities consisted of loan installment payments amounting to $49.3 million and cash dividend payments of $6.2 million, offset by cash provided from our directors' dividend reinvestment of $1.9 million.

Summary of Selected Data

(TCE rates expressed in U.S. dollars)
	3 months ended	3 months ended
	December 31, 2009	December 31, 2010
Average number of vessels(1)	11.8	11.0
Number of vessels (as of the last day of the periods reported)	11.0	11.0
Average age of operational fleet (in years) (2)	10.0	10.4
Ownership days (3)	1,094	1,012
Available days (4)	1,048	994
Voyage days for fleet (5)	1,000	985
Fleet utilization (6)	95.4%	99.1%
Average per-day TCE rate (7)	$23,012	$26,644

	12 months ended	12 months ended
	December 31, 2009	December 31, 2010
Average number of vessels(1)	12.0	10.8
Number of vessels (as of the last day of the periods reported)	11.0	11.0
Average age of operational fleet (in years) (2)	10.0	10.4
Ownership days (3)	4,370	3,945
Available days (4)	4,240	3,847
Voyage days for fleet (5)	4,117	3,829
Fleet utilization (6)	97.1%	99.5%
Average per-day TCE rate (7)	$29,450	$26,859

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Average age of operational fleet is calculated as at December 31, 2009 and 2010, respectively.

(3) Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4) Available days for the fleet are the ownership days after subtracting for off-hire days for dry-docking or special or intermediate surveys.

(5)Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6) Fleet utilization is calculated by dividing voyage days by available days for the relevant period and takes into account the dry-docking periods.

(7) Represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

Unaudited Consolidated Condensed Statements of Operations

(Expressed in thousands of U.S. dollars except for share and per share data)	3 months ended December 31, 2009	3 months ended December 31, 2010	12 months ended December 31, 2009	12 months ended December 31, 2010

Revenues:	31,228	31,896	142,351	121,042
Expenses:
Voyage expenses	(7,895)	(5,309)	(15,374)	(16,839)
Vessel operating expenses	(6,843)	(6,132)	(30,168)	(22,212)
Drydocking expenses	(1,368)	(1,543)	(6,122)	(6,576)
Depreciation	(13,082)	(12,206)	(58,298)	(46,937)
Management fees	(69)	(41)	(771)	(164)
Loss on derivative instruments	(1,352)	(4)	(2,154)	(2,083)
General and administrative expenses	(2,424)	(6,250)	(8,742)	(15,404)
Vessel impairment loss	(116)	-	(75,208)	(34,947)
Other operating income	-	21,648	-	26,648
(Loss)/gain on time charter agreement termination	(903)	-	5,179	-
Bad debts expense	-	(35)	-	(2,131)
Loss on sale of vessel	-	(35)	-	(137)
Operating (loss)/income	(2,824)	21,989	(49,307)	260

Interest and finance costs	(2,056)	(1,328)	(9,914)	(5,916)
Interest income	320	25	806	525
Total other expenses, net	(1,736)	(1,303)	(9,108)	(5,391)

Net (loss)/income	(4,560)	20,686	(58,415)	(5,131)

(Loss)/earnings per share, basic	(0.07)	0.33	(0.96)	(0.08)
(Loss)/earnings, diluted	(0.07)	0.33	(0.96)	(0.08)
Weighted average number of shares outstanding, basic	61,049,760	62,167,272	60,873,421	61,489,162
Weighted average number of shares outstanding, diluted	61,049,760	62,682,939	60,873,421	61,489,162

Unaudited Consolidated Condensed Balance Sheets (Expressed in thousands of U.S. dollars)
ASSETS	December 31, 2009	December 31, 2010
Cash and restricted cash	48,495	14,374
Other current assets	12,333	9,544
TOTAL CURRENT ASSETS	60,828	23,918

Fixed assets, net	668,698	654,290

Restricted cash	29,920	24,020
Other non-current assets	1,195	1,022
TOTAL ASSETS	760,641	703,250

Current portion of long-term debt	59,675	33,785
Other current liabilities	11,417	9,450
TOTAL CURRENT LIABILITIES	71,092	43,235

Long-term debt	187,575	171,044
Other non-current liabilities	2,717	719
TOTAL LIABILITIES	261,384	214,998

STOCKHOLDERS' EQUITY	499,257	488,252
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	760,641	703,250

Unaudited Consolidated Condensed Cash Flow Data

(Expressed in thousands of U.S. dollars)	12 months ended December 31, 2009	12 months ended December 31, 2010

Net cash provided by operating activities	65,877	87,949

Net cash used in investing activities	(1,431)	(60,151)

Net cash used in financing activities	(53,779)	(55,116)

EBITDA and adjusted EBITDA Reconciliation

Star Bulk considers EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, (“U.S. GAAP”), and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position it is used by our lenders as a measure of our compliancewith certain loan covenants and because the Company believes that it presents useful information to investors regarding the Company’s ability to service and/or incur indebtedness.

The Company excluded amortization of the fair value of above/below market acquired time charters associated with time charters attached to vessels acquired, vessel impairment loss, non-cash gain or loss related to early time charter termination, bad debts expenses stock -based compensation expense recognized during the period and change in fair value of derivatives, to derive adjusted EBITDA. The Company excluded the above non-cash items to derive adjusted EBITDA because the Company believes that these non-cashitems do not reflect the operational cash inflows and outflows of the Company’s fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	3 months ended December 31, 2009	3 months ended December 31, 2010	12 months ended December 31, 2009	12 months ended December 31, 2010

Net cash provided by operating activities	6,900	36,452	65,877	87,949
Net increase/(decrease) in current assets	2,013	(7,570)	5,140	(6,163)
Net (increase)/ decrease in operating liabilities, excluding current portion of long term debt	179	7,172	846	2,610
Amortization of fair value of above/below market acquired time charter agreements	330	343	5,735	1,360
Vessel impairment loss	(116)	-	(75,208)	(34,692)
Other non-cash charges	1	19	(5)	(5)
Amortization of deferred finance charges	(82)	(79)	(580)	(329)
Stock – based compensation	(82)	(3,410)	(1,832)	(6,511)
Change in fair value of derivatives	282	-	31	(282)
Bad debts expense	-	(35)	-	(2,131)
Non-cash (loss)/gain on time charter agreement termination	(903)	-	(121)	-
Net Interest expense	1,736	1,303	9,108	5,391
EBITDA	10,258	34,195	8,991	47,197
Less:
Amortization of fair value of below market acquired time charter agreements	(330)	(343)	(5,735)	(1,360)
Change in fair value of derivatives	(282)	-	(31)	-
Plus:
Bad debts expense	-	35	-	2,131
Stock – based compensation	82	3,410	1,832	6,511
Non-cash loss on time charter agreement termination	903	-	121	-
Vessel impairment loss	116	-	75,208	34,692
Change in fair value of derivatives	-	-	-	282
Adjusted EBITDA	10,747	37,297	80,386	89,453

Conference Call details:

Star Bulk's management team will host a conference call to discuss the Company's financial results tomorrow,Wednesday, February 23, 2011 at 8:30 a.m. Eastern Standard Time (EST). Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until March 2, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Currently, Star Bulk has an operating fleet of eleven dry bulk carriers and definitive agreements to build two Capesize vessels. The total fleet consists of thirteen vessels, fiveCapesize, and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,287,686 deadweight tons. The average age of our current operating fleet is 10.5 years.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts :

Company:

George Syllantavos

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
7 FragoklisiasStr.
Maroussi 15125
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: February 23, 2011	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President